UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-4281
CUSIP NUMBER
NOTIFICATION OF LATE FILING	05874B 10 7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I — REGISTRANT INFORMATION

Bally Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6601 S. Bermuda Road
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bally Technologies, Inc. (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (the “June 30, 2006 Form 10-K”).  As previously disclosed, the Company has determined that its June 30, 2005, 2004 and 2003 financial statements included in its June 30, 2005 Form 10-K must be restated.  The Company expects to file the amended June 30, 2005 Form 10-K on or about September 29, 2006.  As a result, the Company will be unable to file its June 30, 2006 Form 10-K or its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 until this restatement is filed.  The Company continues to dedicate significant resources to completing both the restatement and the June 30, 2006 annual financial statements and the fiscal 2006 quarterly financial statements.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert C. Caller	(702)	584-7700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal year ended June 30, 2005, the Company previously reported a net loss from continuing operations of ($20.3) million or ($.40) per diluted share on revenues of $484.0 million.  On August 28, 2006, the Company announced that it would restate its 2005, 2004 and 2003 financial statements and that these financial statements should no longer be relied upon.  It currently expects to file the restated financial statements on or about September 29, 2006.  Although the Company expects significant changes between the Company’s results of operations for the fiscal year ended June 30, 2006 as compared to the restated results for the fiscal year ended June 30, 2005, the Company cannot make a reasonable estimate of the changes between such fiscal years until the Company has completed the restatement discussed above and the preparation of the financial statements for the 2006 Form 10-K.  As previously disclosed, the Company did not achieve its 2006 profitability objectives due principally to lower gross margins on game sales related to introductory pricing and the manufacturing costs of its newly commercialized slot machine platforms that remain in early deployment, high legal and accounting costs associated with ongoing litigation and restatement activities, increased interest costs, non-cash inventory obsolescence charges and the acceleration of depreciation on legacy daily fee games.

Bally Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 14, 2006	By	/s/ Robert C. Caller
Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).